Exhibit 3

Fir Tree Calls for Sale of Halcón and Appointment of Two Independent Directors

One of Largest Shareholders Believes Board Should Appoint Two Independent Directors to
Lead M&A Process, Immediately Cut Excessive G&A

Sends Open Letter and Presentation to Halcón Board

NEW YORK, (February 4, 2019) – Fir Tree Capital Management LP ("Fir Tree"), manager of certain funds that together have economic exposure to approximately 7.2% of the common stock of Halcón Resources Corporation ("Halcón" or “the Company”) (NYSE: HK), today issued an open letter and presentation to the Board of Directors of Halcón (the “Board”) urging the Company to work with shareholders to immediately appoint two independent directors to lead a process to sell for cash and/or stock the entire Company and to cut its excessive corporate overhead.

The presentation referenced in the letter can be found at: https://www.firtree.com/Halcon.

The full text of the letter follows:

February 4, 2019

Dear Members of the Board of Directors:

As one of Halcón's largest shareholders, we are writing to follow up on our last public letter, dated October 22, 2018.

HK Continues to Underperform: Down Another 56%

Despite assurances from management following our October letter that it was receptive to exploring transformative transactions (including selling assets), de-levering its balance sheet and cutting corporate overhead expenses (“G&A”), no tangible progress has been made in advancing these critical initiatives. Halcón’s stock has continued to dramatically decline - by more than 56%1 in value since our October letter, which followed a decline in value of more than 54%2 prior to our October letter. Even more troubling, despite a significant rebound in energy equity values year to date, as evidenced by a rise in the XOP energy index of more than 15%, Halcón’s share price has actually declined in 2019. Slides three and four of our presentation further detail Halcón’s significant market underperformance.

1 Halcón’s price per-share was ~$3.85 per share on October 22, 2018 and ~$1.69 per share on February 1, 2019.
2 Halcón’s price per-share was ~$8.30 per share on December 31, 2017 and ~$3.85 per share on October 22, 2018.

Time is Up for Management, Change is Needed Now

Given management’s unwillingness or inability to take the necessary actions to increase shareholder value, Fir Tree is considering running a proxy contest to replace the entire Board at the next annual meeting unless immediate action is taken to: (1) appoint two new independent directors to lead a strategic process to sell the Company for cash and/or stock and (2) significantly reduce G&A.

Fir Tree believes a new management team and a truly independent board of leading E&P industry experts will be better positioned than the current management to take the steps needed to optimize value for all Halcón shareholders. Fir Tree is not seeking representation on the Halcón Board, rather our intent is to work with other shareholders and the Board to appoint well qualified new board members to lead a committee focused on selling the Company for cash and/or stock.

By way of recent example, a similar process was successfully undertaken at Resolute Energy Corporation (“Resolute”) after shareholders (including Fir Tree) sought the appointment of new directors and the formation of a board committee to lead a strategic review process. Resolute, like Halcón, was a Permian basin operator with premier assets but lacked the scale and strong balance sheet needed to maximize the value of those assets. After working with its shareholders to appoint new independent directors to run a strategic review process, Resolute announced in November 2018 that Cimarex agreed to purchase the company in a cash and stock deal valued at ~$1.6 billion. If a similar process is run here, we believe that, as detailed below, Halcón can achieve an even more successful result for all shareholders given the valuation gap is more pronounced for Halcón than it was for Resolute.

The Action Plan to Drive Shareholder Value

A.	Sell Halcón to a Larger Operator

 Despite owning premier Tier 1 Permian Basin assets, the unfortunate reality for Halcón is that it is an over-levered and sub-scale operator that cannot organically grow out of its problems in the current (or most any) commodity environment. As such, a dramatic value disparity exists between Halcón and its larger in-basin peers that have more robust operations and a strong and flexible balance sheet. The stock market is giving Halcón less than $5,000 per acre of credit for its premium acreage, whereas in-basin peers’ comparable acreage trades well north of $20,000 per acre. On an earnings multiple basis3, Halcón trades at ~4x while its in-basin peers trade, on average, at ~6x.

3 Dividing Enterprise Value (“EV”) by Earnings Before Interest Taxes Depreciation & Amortization (“EBITDA”)

Given the dramatic valuation gap between Halcón and its larger peers, we believe that a number of these peers, or even out-of-basin operators with economies of scale, better operations and a strong balance sheet, can pay a material premium in cash and/or stock to acquire Halcón. Even when factoring in a material premium to Halcón’s severely depressed stock price, any number of potential buyers can still provide for significant value accretion for their own shareholders by acquiring Halcón. Slides five and six of our presentation provide further detail on the premium valuation that can be gained from a sale of Halcón to a larger operator.

B.	Cut Excessive Corporate Overhead

Halcón’s G&A is extraordinary, especially for a small and poorly performing company. On a run rate basis, Halcón is projected to have G&A of almost $40 million in 2019, despite a market cap of less than $275 million. To put that in perspective, Centennial Resources (“CDEV”) has approximately the same $40 million G&A with a market cap of over $3.5 billion. Jagged Peak (“JAG”) has less than $40 million in G&A with a market cap of over $2 billion.

Comparing Halcón’s G&A on a per barrel of oil equivalent (“boe”) and per active well basis to comparable operators, it looks even worse. Halcón’s G&A per 2018 boe is almost $8, which is more than double that of CDEV, JAG, and Callon Petroleum (“CPE”), just to name a few. On a per active well basis, Halcón’s G&A is almost $400,000 per well whereas JAG is $300,000, CDEV is $175,000, and CPE is $50,000. Slide 7 of our presentation provides more detail on Halcón’s G&A compared to its in-basin peers.

An outsized contributor to Halcón’s excessive G&A is tied to executive compensation, which is well above market compared to its peers (or any E&P for that matter). In 2016, CEO Floyd Wilson received a total compensation package coming out of Halcón’s bankruptcy valued at ~$24 million, with more than $4 million paid in cash. In 2017, despite a share price decline of more than 50%, Mr. Wilson received a compensation package worth ~$7 million, with more than $2 million paid in cash. Mr. Wilson’s compensation package was more than the CEOs of his much larger (and more successful) in-basin peers JAG and CPE. To put Mr. Wilson’s compensation in perspective, just based on his cash compensation, Mr. Wilson was paid ~$0.40 per barrel in cash, which is more than 3x that of the CEOs of CDEV, JAG and CPE.

Perhaps most disturbing, despite excessive compensation and significant value destruction for shareholders since Halcón’s emergence from bankruptcy in 2016, Mr. Wilson still believed it was appropriate to use a private jet for his business travel. Based on the Company’s 10-Q for the third quarter of 2018, shareholders were on track to pay over $1 million for Mr. Wilson to fly private in 2018, even though Mr. Wilson and Halcón’s corporate headquarters reside in Houston, Texas, one of the largest commercial travel hubs in the United States. Slides 8 and 9 of our presentation provide further detail on executive compensation and private air travel at Halcón.

Fir Tree Requests to Meet with Halcón’s Board of Directors

To discuss the foregoing views, Fir Tree wishes to meet with Halcón’s Board of Directors to discuss next steps. We strongly believe appointing new independent directors to lead a sales process and cutting the Company’s excessive G&A will help increase value for all shareholders. We look forward to your reply and to working with you towards achieving these goals.

Sincerely,

Evan Lederman & David Proman

Fir Tree Partners

About Fir Tree Partners
Fir Tree Partners, founded in 1994 and located in New York City (HQ) and Miami, is a value-oriented investment manager that manages private investment funds for endowments, charitable and philanthropic foundations, pension funds and other institutional and private investors.

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For More Information Contact:
Scott Tagliarino or Taylor Ingraham
ASC Advisors LLC
(203) 992-1230

Warning Regarding Forward Looking Statements

This press release contains forward looking statements.  Forward looking statements can be identified by use of words such as “outlook,” “believe,” “intend,” “expect,” “potential,” “will,” “may,” “should,” “estimate,” “anticipate,” and derivatives or negatives of such words or similar words.  Forward looking statements in this press release are based upon present beliefs or expectations.  However, forward looking statements and their implications are not guaranteed to occur and may not occur as a result of various risks, reasons and uncertainties. Except as required by law, Fir Tree Capital Management LP and its affiliates and related persons undertake no obligation to update any forward looking statement, whether as a result of new information, future developments, or otherwise.